Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2007 and 2006 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2007, as compared to the year ended December 31, 2006 and for the year ended December 31, 2006, as compared to the year ended December 31, 2005. This review was performed by management with information available as at February 20, 2008. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration (FDA) and other regulatory authorities approval of our products, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw material, reliability of key third-party service providers, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company”, we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our primary focus is the global commercialization of our lead product, a once-daily formulation of the analgesic tramadol, designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into agreements for the distribution of our once-daily tramadol product in the United States, in 29 European countries and some of their overseas territories, in Canada, South Korea, Australia, Mexico and in 20 other Latin American and Caribbean countries and Israel. We are also in discussions with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations have been or are expected to be obtained for most of the individual European countries. Our product was launched in Germany in November 2005, in the Czech Republic and in Slovakia in July 2006, in Italy in December 2006, in Spain, the United Kingdom and in France in January 2007, in Belgium in February 2007 and subsequent to the fiscal 2007 year-end in Poland in January 2008. We have also submitted applications for approval in Cyprus, Luxembourg, Russia and Switzerland. We will continue to pursue our plan for the global commercialization of our once-daily tramadol product throughout 2008, which includes plans for additional European launches.

In the United States, in May 2007, we received a second approvable letter from the FDA indicating that we had not conclusively demonstrated the efficacy of our once-daily formulation of tramadol because the statistical methods used to analyze data from our clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. Following discussions with the FDA, in October 2007 we appealed the Agency’s decision in its approvable letter of May 2007, initiating the Formal Dispute Resolution (FDR) process. In November 2007, we received a written response from the FDA regarding our appeal in which the Acting Director of the Office of Drug Evaluation II, Center for Drug Evaluation and Research did not overturn the decision in the Agency’s approvable letter of May 2007. In December 2007, we appealed the matter to the next higher supervisory level and in January 2008 we received a written response from the FDA regarding that appeal, in which the Director for the Office of New Drugs, Center for Drug Evaluation and Research did not overturn the decision in the Agency’s approvable letter of May 2007 but suggested additional statistical analysis of existing data as a means to potentially satisfy the Agency’s requirements. Discussion with the FDA is ongoing and obtaining regulatory approval in the U.S. remains a top priority.

In the rest of the world, we are leveraging our European approval to obtain additional approvals. In September 2007, we launched our once-daily tramadol product in Canada and subsequent to the 2007 year-end, our marketing partner for Canada, Paladin Labs Inc., entered into a co-promotion agreement with Nycomed Canada Inc., doubling the number of primary care sales representatives promoting our once-daily tramadol product in Canada. We have received approval in Australia, South Korea, Chile, Peru and Mexico and have submitted applications for regulatory approval in Turkey, Colombia, Argentina, Venezuela and Israel. We plan to continue launching throughout 2008 in countries in which our once-daily tramadol product has been approved, following any required pricing and reimbursement approvals. We have entered into marketing and distribution arrangements for South Korea, Australia, Mexico, Israel and 20 countries in Latin America and the Caribbean, with the goal of launching our product in 2008 and 2009.

Our second product, a once-daily formulation of the anti-depressant trazodone, addresses another large market opportunity. Our once-daily trazodone formulation is designed to address an unmet need in the antidepressant market. It is recognized that a major challenge in treating depression is having patients comply with taking their medication due to slow onset of action and exacerbation of sleep disturbance and agitation. We believe that our once-daily trazodone formulation can not only treat depression but also reduce agitation and improve quality of sleep, thus improving compliance and reducing the need for add-on therapies. Subsequent to the 2007 year-end, we completed the North American Phase III clinical trial (04ACL3-001). The study achieved statistical significance for the primary endpoint and also demonstrated significantly improved patient sleep patterns in favour of trazodone. We are preparing a New Drug Application which we expect to submit during 2008. Planning for commercial introduction is also underway.

We are also developing other product candidates using our drug delivery technologies and formulation expertise. Using our Contramid® technology, we are currently pursuing a twice-daily formulation of tramadol and acetaminophen; a platform for the controlled release of high potency drugs intended to minimize the potential for unintentional misuse as well as abuse; a twice-daily formulation of acetaminophen, amongst others. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our license and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries. To date, we have received approximately $38.2 million of license payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue Pharma Products L.P. (Purdue Pharma) received in 2005. We will also receive an additional licensing payment of US$10 million from Purdue Pharma upon the regulatory approval of our once-daily tramadol product in the U.S. if such approval is obtained by September 30, 2008. We are also eligible to receive from Purdue Pharma up to US$110 million upon meeting specified sales targets, which is unaffected by the timing of regulatory approval, as well as royalties at rates ranging from 20% to 25% of net product sales.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 have allowed us to expand our research and development activities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we expand our network in order to become a global commercial organization with significant product sales revenue, our selling, general and administrative expenses are necessarily increasing as we build our infrastructure with respect to sales, marketing, manufacturing and product support, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. We adopted these requirements on January 1, 2007. The impact of the adoption of these sections on our consolidated financial statements is presented hereafter.

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net loss or comprehensive loss depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net loss.

We have classified our cash and cash equivalents as held for trading, our marketable securities, long-term investment and restricted long-term investments as available-for-sale and the accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156,000 were classified as a reduction from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities are recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of our financial instruments did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income, and the measurement as at December 31, 2007 resulted in an unrealized loss on available-for-sale marketable securities of $50,000 recorded in accumulated other comprehensive loss.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the year is presented as part of the consolidated statements of shareholders’ equity (deficiency) and comprehensive loss. The impact of the adoption of this section is as previously noted.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that offsetting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on our consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements, and disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on our consolidated results of operations or financial position.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

$000s except per share data	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
Revenue	18,998	15,874	3,238
Net loss	(36,575)	(23,865)	(33,334)
Basic and diluted net loss per share	(0.64)	(0.46)	(0.78)
Total assets	99,539	128,634	54,512
Long-term financial liabilities
Total deferred revenue	21,408	24,509	29,901
Total obligations under capital lease	5,816	5,840	5,923
Total long-term debt	13,647	7,821	11,201

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, research and development collaborations and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized as revenue over the remaining term of the underlying agreement. Amounts received in advance of recognition are included in deferred revenue.

In 2005, we received a non-refundable up-front licensing payment of $23.1 million (US$20 million) from Purdue Pharma, which up to May 30, 2007 was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which we would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007 we have extended the period over which we will be recognizing the balance of this up-front payment remaining in deferred revenue, to July 2011, which is the date until which we now estimate having substantive contractual obligations towards our partner Purdue Pharma. While it is currently difficult to accurately estimate the product’s launch date in the U.S., the term considered would accommodate an additional clinical trial, should one be required. This period may be shortened or extended further if future events modify the expected term over which we maintain these substantive contractual obligations. Prior to May 30, 2007, we were recognizing $1,618,000 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679,000 per quarter.

Product sales—Revenue is recognized when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. Historically, risk of ownership transfers upon shipment or delivery. Our products are indirectly subject to pricing regulations in certain markets.

Impairment on Long-term Investment

As of December 31, 2007, we held $5,751,000 in principal amount of non-bank sponsored asset-backed commercial paper (“ABCP”) with Aurora Trust, Series A. At the date at which we acquired this investment, it was rated R-1 (High) by DBRS Limited, the latter’s highest credit rating for commercial paper, and was recorded in available-for-sale marketable securities. The Canadian market for third-party sponsored ABCP suffered a liquidity disruption in mid-August 2007 following which a group of financial institutions and other parties agreed, pursuant to the Montreal Accord (the “Accord”), to a standstill period in respect of ABCP sold by 22 conduit issuers (“Montreal Proposal ABCP”). A Pan-Canadian Investors Committee was subsequently established to restructure the Canadian market of ABCP, bring liquidity and create transparency as well as optimize the value for ABCP holders. We are not a signatory to the Accord. On December 23, 2007, the Chairman of the Committee announced the framework of the proposed restructuring of 20 conduits (the “Framework Agreement”), including Aurora Trust. The Framework Agreement will (i) extend the maturity of the Montreal Proposal ABCP to provide for a maturity similar to that of the underlying assets; (ii) pool certain series of Montreal Proposal ABCP which are supported in whole or in part by underlying synthetic assets; (iii) mitigate the margin call risk and obligations of the existing conduits with the creation of a structure to address margin calls if they occur; and (iv) support the liquidity needs of those Montreal Proposal ABCP holders requiring it.

There is currently no certainty regarding the outcome of the proposed restructuring and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP. We estimate the fair value of our ABCP using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows considering the best available data regarding market conditions for such investment as at December 31, 2007. In determining the fair value of our ABCP, we assume a high probability of success of the restructuring process and that our investment will be converted to floating-rate notes (“FRN”) in accordance with the key elements of the Framework Agreement. We assume that the FRNs’ underlying assets will include collateralized debt obligations with average maturity of 7 years and a AAA credit rating. Furthermore, in determining the fair value of our ABCP, we assume that returns on the FRNs will be reduced by the cost of a margin facility estimated to be 0.80%. In determining the fair value, we also considered current market conditions surrounding the ABCP market such as liquidity and transparency. As a result of this valuation, we have recognized a $1,474,000 write-down reflecting the estimated decline in fair value of this investment as at December 31, 2007, including a provision for our estimated share of restructuring costs associated with the Accord.

Our estimate of the fair value of our ABCP investments as at December 31, 2007 is subject to significant uncertainty. While we believe that our valuation technique is appropriate in the circumstances, changes in certain assumptions could significantly affect the value our ABCP security in the near term. The resolution of these uncertainties could result in the ultimate fair value of this investment varying significantly from our current estimate. We estimate that the fair value of the long-term investment in ABCP could range from $4,120,000 to $4,650,000 based on alternative assumptions that are reasonably possible. The liquidity crisis in the Canadian market for third-party sponsored ABCP has otherwise had no significant impact on our consolidated results of operations or financial position.

Impairment of Long-lived Assets

Property, plant and equipment and other long-lived assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets as of December 31, 2007 and 2006.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2007 is $1,197,000.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carryforwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $116,000. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to our foreign subsidiaries, of an undivided interest in certain of our intellectual property rights, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to our foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that, from a Canadian tax perspective, all intellectual property should be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current balance sheet or income statement except as noted below with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, if we become profitable and use up all our loss carryforwards, our effective tax rates would be higher than the effective tax rates in the foreign jurisdictions, since a greater portion of revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667,000, $2,084,000 and $1,199,000 for the years ended December 31, 2007, 2006 and 2005, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072,000 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, for stock option awards granted after March 1, 2002, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to our accounts receivable if required. We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2007, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenue

For the year ended December 31, 2007, total revenue amounted to $18,998,000 compared to $15,874,000 for the year ended December 31, 2006.

For the year ended December 31, 2007, product sales were $11,935,000 compared to $6,863,000 for the year ended December 31, 2006 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to the fact that, having initiated shipments in several new countries in the fourth quarter of

2006, we benefited from a full year of sales in these countries in 2007. We additionally initiated shipments in the following countries in 2007: Austria, Canada and Poland. In 2007, lower average selling prices per tablet compared to 2006 resulting primarily from significant sales in 2006 in one particular market with higher selling prices, were more than offset by the increase in volume. Sales in Belgium, Canada, France, Germany, Italy and Poland included the sale of samples for the initial promotion of the product.

During 2007, we recognized licensing revenue of $5,846,000, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2006 was $9,011,000. The decrease in licensing revenue recognized is attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217,000 while there was no revenue generated from research and development collaborations in the previous year. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the years ended December 31, 2007 and December 31, 2006, cost of goods sold (excluding amortization) was $7,216,000 and $4,940,000, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a write-down of previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This write-down, net of the costs recovered, amounted to $1,422,000. This write-down represents our best estimate of the loss that will actually be incurred based on our evaluation of the inventory which may be sold in other markets and amounts which have been or may be otherwise recovered. The actual loss which we will incur may be different than our estimate. During fiscal 2006, we recorded a $1,422,000 write-off of inventory, which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. During the third quarter of fiscal 2007, we came to an agreement regarding this dispute and as a result we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236,000.

Excluding the above mentioned adjustments, gross margin as a percentage of product sales revenue is 49.5% for the year ended December 31, 2007 compared to 48.7% for the year ended December 31, 2006.

	FOR THE YEAR ENDED
	DEC. 31, 2007	DEC. 31, 2006	VARIANCE
Gross margin %, as reported	39.5%	28.0%	11.5%
Adjusted gross margin %	49.5%[1]	48.7%[2]	0.8%

[1]	Adjusted to exclude the U.S. related inventory write-down of $1,422,000 and to exclude the favourable adjustment of $236,000 relative to a dispute settlement.
[2]	Adjusted to exclude the $1,422,000 inventory write-off.

For the year ended December 31, 2007, the increase in our adjusted gross margin percentage compared to 2006, reflects primarily lower manufacturing costs, which were offset by lower average selling prices per tablet and by the royalty expense which is effective since January 2007. Since the fourth quarter of 2006, we have manufactured tablets exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet, whereas for the first nine months of 2006, we manufactured exclusively at a small-scale manufacturer at a higher cost per tablet.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2007 were $27,568,000 compared with $19,132,000 for the year ended December 31, 2006. This increase is primarily the result of higher clinical trial activity. In 2007, clinical trial costs were considerably higher as we conducted our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001), as well as several pharmacokinetic and other studies for various products in our pipeline, while clinical trial activity in 2006 was relatively low. In addition, over the last year, we have expanded our research and development team and our activities as we pursue development of existing and new product candidates for our product pipeline, as described previously in the Overview section.

Research and development tax credits for the year ended December 31, 2007 were $3,985,000 compared to $3,078,000 in the previous year. The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED:	DEC. 31, 2007 $	DEC. 31, 2006 $
Canadian federal research and development tax credits	2,667,000	2,084,000
Provincial research and development tax credits	1,318,000	994,000
	3,985,000	3,078,000

We have chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carryforward period in order to generate a Canadian federal tax expense, in order to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carryforward period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2007 were $20,335,000 compared to $16,598,000 for the year ended December 31, 2006, an increase of $3,737,000 or 23%. The increase is primarily due to higher headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to our NASDAQ listing as well as marketing and other operational costs as we transition from a company with a focus on research and development to a more diversified commercial operation. Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $1,180,000 in 2007 primarily due to the timing of option grants to executives. In 2006, the Board of Directors decided that annual option grants to executive officers will be held after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to year-end and, as such, no stock options were granted to the executive officers in 2006.

Financial Expenses

Financial expenses for the year ended December 31, 2007 were $1,931,000 compared to $2,654,000 for the year ended December 31, 2006. The decrease is primarily due to the reduction of interest expense on the declining balance of our 2005 term loan.

Impairment of Long-term Investment

As previously discussed, we recorded an impairment loss of $1,474,000 on our long-term investment for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value and the acquisition cost of our long-term investment and related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Depreciation and Amortization

For the year ended December 31, 2007, depreciation and amortization amounted to $1,974,000 compared with $1,744,000 for the year ended December 31, 2006, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2006 and 2007, including primarily laboratory equipment, information technology equipment and licenses and trademarks.

Interest Income

Interest income for the year ended December 31, 2007, was $3,478,000 compared with $3,379,000 for the year ended December 31, 2006. The increase is primarily attributable to a higher average rate of return earned on our investments in 2007.

Foreign Exchange Gain (Loss)

For the year ended December 31, 2007, we recorded a foreign exchange loss of $37,000, compared to a gain of $1,008,000 for the year ended December 31, 2006. The gain in 2006 was explained primarily by the favourable impact of the currency fluctuation on our Euro denominated cash balances whereas in 2007 our various foreign exchange gains and losses compensated each other.

Income Taxes

For the year ended December 31, 2007, income tax expense amounted to $2,501,000 compared to $2,136,000 for the year ended December 31, 2006. For the current and the previous year, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2007 was $36,575,000 or $0.64 per common share, compared with $23,865,000 or $0.46 per common share, for the year ended December 31, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we expand our network in order to become a global commercial organization.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

For the year ended December 31, 2006, total revenue amounted to $15,874,000 compared to $3,238,000 for the year ended December 31, 2005.

For the years ended December 31, 2006 and 2005, product sales were $6,863,000 and $1,269,000, respectively, and consisted of sales of our once-daily tramadol product in Europe. The year over year increase is due to the fact that having initiated shipments in October 2005, we only recorded sales during three months in 2005, while in 2006 we have benefited from a full year of sales and have expanded shipments by initiating deliveries in several new markets. During the fourth quarter of fiscal 2006, we delivered our first shipment of products to the United Kingdom, Italy, Spain, France and Belgium. During the year, we additionally shipped products to Germany, the Czech Republic and Slovakia. Sales in Germany, U.K., France and Belgium included the sale of samples for the initial promotion of the product.

During fiscal 2006, we recognized licensing revenue of $9,011,000, representing a portion of the licensing payments previously received from our marketing and distribution partners, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2005 was $1,908,000. Licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2006 and December 31, 2005, cost of goods sold was $4,940,000 and $758,000,

respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Gross margin as a percentage of product sales revenue was 28.0% in 2006 and 40.3% in 2005. Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold. During fiscal 2006, we recorded a $1,422,000 write-off of inventory, most of which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. However, since the supplier was disputing our claim, we had written off the inventory to cost of goods sold. Excluding the inventory write-off, our gross margin for the year ended December 31, 2006 would have been 48.7%, an increase from the 40.3% realized in 2005. The improvement in adjusted gross margin resulted principally from the use of a new large scale manufacturing supplier for our tablets during the latter part of 2006.

	FOR THE YEAR ENDED
	DEC. 31, 2006	DEC. 31, 2005	VARIANCE
Gross margin %, as reported	28.0%	40.3%	(12.3%)
Adjusted gross margin %	48.7%[1]	40.3%	8.4%

[1]	adjusted to exclude the $1,422,000 inventory write-off.

We are no longer receiving products from the supplier who was disputing our claim, and the latter was not part of our FDA submission and was not expected to be our supplier for the U.S. market. Furthermore, these manufacturing issues had no impact on our European supply chain, as requirements in that marketplace were filled seamlessly by our large-scale supplier.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2006 were $19,132,000 compared with $22,451,000 for the year ended December 31, 2005. This decrease was primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., which was ongoing in 2005 and completed in the second quarter of 2006. The year ended December 31, 2005 also included costs for the validation of the commercial manufacturing process of our once-daily tramadol at our large-scale manufacturer. These decreases were partially offset by a general increase in 2006 of our research and development capacities as we pursued development of existing and new product candidates for our product pipeline and by consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol.

Research and development tax credits for the year ended December 31, 2006 were $3,078,000 compared to $2,713,000 in the previous year. This increase can be explained by higher Canadian Federal research and development tax credits recognized during the year, offset by (i) lower provincial tax credits in 2006 due to a reduction of our provincial tax credit rate and (ii) a non-recurring favourable adjustment of $360,000 in 2005 due to a favourable ruling on our notice of objection for previous taxation years.

The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2006 $	2005 $
Canadian Federal research and development tax credits	2,084,000	1,199,000
Provincial research and development tax credits	994,000	1,514,000
	3,078,000	2,713,000

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2006 were $16,598,000 compared to $12,188,000 for the year ended December 31, 2005, an increase of $4,410,000 or 36%. The increase is primarily due to higher headcount and related compensation expense and other operational costs as we transition from a research and development company to a commercial operation. Increased costs were also incurred for executive and Board of Director’s recruitment fees, severance costs, Bill 198/SOX compliance, market studies and general marketing expenses, legal and patent consulting fees, and incremental costs resulting from our NASDAQ listing.

Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $907,000 in 2006 compared to 2005, primarily due to their fair-value at grant date and to the timing of stock option grants. Furthermore, during 2006, the board of directors decided that the option grants to executive officers will be granted after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to the year-end as in previous years.

Financial Expenses

Financial expenses for the year ended December 31, 2006 amounted to $2,654,000 compared to $1,937,000 in 2005. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005, being incurred for a full year in 2006.

Interest Income

Interest income for year ended December 31, 2006 was $3,379,000 compared with $557,000 for the year ended December 31, 2005. The increase is principally attributable to the higher cash and investment balances resulting from the public offering completed in May 2006. In addition, the average rate of return earned in 2006 was higher than in 2005.

Foreign Exchange Gain

For the year ended December 31, 2006, we recorded a foreign exchange gain of $1,008,000, compared to a gain of $355,000 for the year ended December 31, 2005. Foreign exchange gain for the year ended December 31, 2006 is explained primarily by the favourable impact of the currency fluctuations on our Euro denominated cash balances.

Income Taxes

For the year ended December 31, 2006, the income tax expense amounted to $2,136,000 compared to $1,199,000 for the year ended December 31, 2005. For 2006 and 2005, we had not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income which allowed us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss

Net loss for the year ended December 31, 2006 was $23,865,000 or $0.46 per common share, compared with $33,334,000, or $0.78 per common share, for the year ended December 31, 2005. The decrease in net loss was the result of higher revenue, including higher interest income, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transitioned to a commercial operation. The decrease in the net loss per share was also the result of the higher weighted average number of common shares outstanding for the year ended December 31, 2006 compared to 2005, primarily due to the share issuance in May 2006.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
$000s except per share data	DEC. 31, 2007	SEPT. 30, 2007	JUNE 30, 2007	MAR. 31, 2007	DEC. 31, 2006	SEPT. 30, 2006	JUNE 30, 2006	MAR. 31, 2006
Product sales	1,576	2,818	4,149	3,392	2,819	1,097	902	2,045
Licensing and other	1,060	2,275	1,707	2,021	2,339	2,229	2,217	2,226
Total revenue	2,636	5,093	5,856	5,413	5,158	3,326	3,119	4,271
Net loss	(10,036)	(9,031)	(11,009)	(6,499)	(7,165)	(4,361)	(5,542)	(6,797)
Basic and diluted net loss per common share	(0.18)	(0.16)	(0.19)	(0.11)	(0.13)	(0.08)	(0.11)	(0.16)

Fourth quarter results

During the fourth quarter of 2007, revenue was $2,636,000 compared to $5,158,000 for the fourth quarter of 2006. Product sales in the fourth quarter of 2007 were $1,576,000 compared to $2,819,000 in the corresponding period of the previous year. The year over year difference is principally attributed to significant shipments of initial launch quantities having been recorded in the fourth quarter of 2006, including Belgium, France, Italy, Spain and the United Kingdom. These launch quantities, which continued well into the first quarter of 2007, included inventory stocking throughout the supply chain. As a result, while end-user market sales were growing across all our markets during the fourth quarter of 2007, our sales to our partners were actually less than in 2006. Lower average selling prices in 2007 versus 2006, due to product and country mix, also contributed to lower sales in the fourth quarter of 2007. Gross margin for the fourth quarter of 2007 was $1,076,000 or 68.3%, and was positively impacted by the recovery or reversal of previously recorded expenses in 2007 totalling $390,000, primarily relating to the U.S. pre launch inventory. Gross margin for the fourth quarter of 2006 was $146,000 or 5.2%, and was impacted by the previously mentioned inventory write-down of $1,422,000. Excluding these items, adjusted gross margin for the fourth quarter of 2007 was 43.5% compared to 55.6% for the fourth quarter of 2006. The decrease in the adjusted gross margin in the fourth quarter of 2007 is primarily as a result of lower average selling price per tablet. Licensing revenue for the fourth quarter of 2007 was $1,060,000, a decrease from $2,339,000 recognized in the corresponding period in 2006. The decrease is primarily attributable to the extension of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the second FDA approvable letter in May 2007, in addition to a favourable non-recurring adjustment of $378,000 in the fourth quarter of 2006 following the removal of refund conditions attached to certain up-front payments received in 2005.

Research and development expenses (before government assistance) increased to $7,871,000 in the fourth quarter of 2007 from $4,846,000 in 2006 primarily as a result of higher clinical trial activity, combined with a general increase in our research and development team and activities. Selling, general and administrative expenses decreased to $4,495,000 in the fourth quarter of 2007 from $5,538,000 in 2006, primarily as a result of certain non-recurring costs incurred in 2006, including termination benefits. During the fourth quarter of 2007, we recorded an additional impairment loss of $600,000 on our long-term investment (ABCP) following our revision of its estimated fair value. The reduction in the estimated fair value was primarily due to our reassessment of the probability that the restructuring process is successful, following the numerous timelines that have been prolonged by the restructuring committee and the uncertainty with regards to securing the margin call facility. Interest income decreased to $771,000 in the fourth quarter of 2007 from $1,102,000 in the corresponding period of the previous year, due primarily to the lower cash and investments balances as we continue to use the proceeds from the public offering completed in May 2006 to fund our activities.

Net loss for the fourth quarter of 2007 increased to $10,036,000 or $0.18 per share, from $7,165,000 or $0.13 per share in the corresponding period of the previous year. The increase in the net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At December 31, 2007, we had an accumulated deficit of $205 million. To date, the Company has financed its cash requirements primarily through share issuances, debt financing, licensing payments, investment tax credits, collaborative research contracts and interest income.

On December 21, 2007, we entered into an agreement for a US$25,000,000 term loan, maturing in December 2011. Under the terms of the new term loan agreement we received US$15,000,000 (Tranche A) upon signing of the agreement, with the remaining US$10,000,000 available beginning May 15, 2008 through November 15, 2008 (Tranche B). The remaining balance of US$2,606,000 of the original term loan entered into in June 2005 with the same lender was repaid using the proceeds of Tranche A.

Cash, cash equivalents and available-for-sale marketable securities totalled $71,899,000 as at December 31, 2007 compared to $100,770,000 as at December 31, 2006, a decrease of $28,871,000, primarily as a result of funds applied to operating activities and the reclassification of $4,329,000 of the ABCP to long-term investment, partially offset by net proceeds generated from financing activities. The investment of these funds is governed by our corporate investing policy. As at December 31, 2007, our marketable securities included commercial paper issued by major Canadian corporations, and bonds issued by government agencies and Canadian corporations.

As at December 31, 2007, working capital1 was $66,317,000. Accounts receivable totalled $1,972,000 as at December 31, 2007 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,197,000 and included the estimated tax credits for the year ended December 31, 2007. Inventories totalled $2,875,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization in Europe and in Canada. Accounts payable and accrued liabilities totalled $8,719,000 as at December 31, 2007 and included trade payables and accrued payroll and related expenses and other payables and reserves. Deferred revenue totalled $21,408,000 as at December 31, 2007 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities should be sufficient to finance our operations and capital needs for the next twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $28,427,000 for the year ended December 31, 2007 compared to $20,222,000 for the year ended December 31, 2006, increasing primarily as a result of our higher net loss in 2007, due to higher research and development expenses. Funds generated by our non-cash operating items were $1,249,000 in 2007 compared to $14,872,000 of funds used in our non-cash operating items in 2006. This variance reflects primarily a reduction in inventory build-up for future commercial sale due to the delay in U.S. launch, combined to receipt of licensing payments, tax credits, income taxes and accounts receivable in 2007, offset by decelerated recognition of deferred revenues.

Funds generated by investing activities for the year ended December 31, 2007 amounted to $23,935,000, reflecting primarily the proceeds from maturities and disposals of marketable securities net of their reinvestment, compared to $74,359,000 of funds applied to investing activities for the preceding year, reflecting primarily the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006. Capital expenditures for the year were $2,345,000 compared to $3,077,000 for the year ended December 31, 2006. Capital expenditures for 2007 were primarily related to acquisition of laboratory equipment, information technology equipment and licenses and trademarks.

For the year ended December 31, 2007, funds generated from our financing activities amounted to $7,785,000 compared to $102,070,000 for the year ended December 31, 2006. Funds generated in 2007 principally reflected

[1]	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

proceeds from the term loan of $14,658,000, of which $541,000 were attributed to the warrants issued in connection with the term loan, partially offset by the reimbursement of $6,977,000, representing the balance outstanding on the original term loan entered into June 2005. In fiscal 2006, net proceeds of $103,494,000 were generated from the equity financing completed on May 3, 2006 and proceeds of $1,930,000 were obtained from the exercise of stock options compared to $225,000 in 2007.

Contractual Obligations

In the normal course of our operations, we have entered into several contracts providing for the following estimated cash payments:

	PAYMENTS DUE BY YEAR
$000s	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Capital lease obligations	11,181	988	2,046	2,026	6,121
Long-term debt obligation	19,308	1,550	10,958	6,800	—
Operating leases	335	75	123	122	15
Purchase obligations	15,539	2,001	8,582	4,956	—
Total contractual obligations	46,363	4,614	21,709	13,904	6,136

Capital and operating lease obligations pertain primarily to our facilities in Canada and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. We have entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of our products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained, we have estimated that the minimum remaining commitment related to this agreement could reach up to approximately $15,539,000 for the purchase of bulk tablets.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during 2007 and 2006 were $352,000 and $322,000, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 20, 2008 is 56,817,963, and it has not changed since December 31, 2007. The number of options outstanding as of February 20, 2008 is 4,633,050, and has increased by 962,300 since December 31, 2007 due to the grant of 985,000 stock options, net of the forfeiture of 22,700 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, the outstanding balance of which was US$15,000,000 as of December 31, 2007. To offset the impact on our consolidated results of operations, financial position or cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we have maintained US$13,006,000 of cash and cash equivalents denominated in US dollars as at December 31, 2007. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the investments, owing to the relative short-term nature of the investments.

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued the following new Handbook Sections which are effective for our 2008 fiscal year:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, section 3030. The main features of the new Section are as follows: measurement of inventories at the lower of cost and net realizable value; consistent use of either first-in, first-out or a weighted average cost formula to measure cost; reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We are reviewing the transition to IFRS on our consolidated financial statements and have not yet determined the impact.

CONTROLS AND PROCEDURES

As at December 31, 2007, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at December 31, 2007, an evaluation of the design of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•	The introduction of a generic once-daily tramadol product onto the U.S. market could have a material adverse effect on our U.S. market share and our overall business.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•

We currently have a single approved source of supply for certain key components of our supply chain including for the active pharmaceutical ingredient tramadol, our Contramid® cross-linked high amylose starch, and the manufacturing of once-daily tramadol bulk tablets. The loss of any of these suppliers will have a material adverse effect on our financial position and results of operations.

•

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties or gross margin on product sales.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which our current insurance coverage may not be sufficient or adequate.

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Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating the handling, storage and disposal of hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and the price of our common shares could decline.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

•	We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

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As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

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We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.